Mail Stop 4561

June 15, 2007

Peter Oppenheimer
Senior Vice President and
Chief Financial Officer
Apple, Inc.
1 Infinite Loop
Cupertino, California 95014

> **Re:** **Apple, Inc.**
> **Form 10-K for the Fiscal Year Ended**
> **September 30, 2006**
> **Filed December 29, 2006**
> **File No. 000-10030**

Dear Mr. Oppenheimer:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Kathleen Collins
Accounting Branch Chief